COASTAL PACIFIC MINING CORP. APPOINTS NEW DIRECTOR,
RESTRUCTURES AND RETIRES DEBT, AND ENTERS INTO NEGOTIATION ON PROPERTY ACQUISITION

June 16, 2010

Calgary, Alberta - Coastal Pacific Mining Corp. (OTC-BB: CPMCF) (the “Company”) announces today that the Company has determined to restructure and retire the majority of its current outstanding debt by way of a debt settlement to various creditors of the Company to enable it to more easily raise funds to pursue a property acquisition currently under negotiation and to finance the required work programs on the property.

Appointment to the Board of Directors:

The Company has today appointed Joseph Bucci to the Board of Directors of the Company.   Mr. Bucci is a self-employed corporate business consultant with Ox Financial Corp., a company involved in mining management operation among other activities.  Mr. Bucci has been with Ox Financial Corp. for the past five years.  He has sat on the board of directors of several public reporting issuers in the past,  currently this will be his only public company Board position.  Ox Financial Corp. is a major creditor of the Company and Mr. Bucci has provided consulting services to the Company through Ox Financial Corp.

Debt Settlement:

The Company has entered into debt settlement agreements with various creditors to settle $267,803.97 of Company debt by way of the issuance of a total of 53,560,794 shares of common stock of the Company at a deemed price of $0.005 per common share.

Change of Control:

Pursuant to the settlement of debt, the Company has issued a total of 36,882,784 shares of the Company to Ox Financial Corp. to settle $184,413.92 of the above disclosed debt.  This settlement to Ox Financial Corp. has resulted in a change in control of the Company, whereby Ox Financial Corp. owns a total of 41.02% of the total issued and outstanding shares of the Company pursuant to the issuance of the shares for debt.   Mr. Bucci, a director of the Company is the sole shareholder of Ox Financial Corp.

Property Negotiations:

The Company is negotiating on the acquisition of 7 claim units located in Swayze Greenstone within Greenlaw Township, approximately 60 kilometers south of Chapleau, Ontario.  The Swayze Greenstone belt is an extension of the Abitibi Greenstone belt and the west Porcupine mining camp.  The Company expects to finalize this acquisition in the following week and will update as finalized.

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificmining.com
For information: info@coastalpacificmining.com

Contact:
Joe Bucci, Manager
403.612.3001
joebucci@coastalpacificmining.com

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.